UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

SILICOM LTD.

(Exact name of registrant as specified in its charter)

ISRAEL	000-23288	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

14 Atir Yeda Street, Kfar Sava, Israel	4464323
(Address of principal executive offices)	(Zip Code)

Eran Gilad
Telephone: +972-9-764-4555

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Introduction

This Specialized Disclosure Report on Form SD ("Form SD") of Silicom Ltd. ("Silicom" or "we") for the year ended December 31, 2016 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended ("Rule"). The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to "conflict minerals" as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as "necessary conflict minerals"). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo ("DRC") or an adjoining country, collectively defined as the "Covered Countries".  If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence on the necessary conflict minerals' source and chain of custody as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.  Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered "DRC conflict free". In addition, conflict minerals that a registrant obtains from recycled or scrap sources are also considered "DRC conflict free".

We use the term "conflict free" in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries.

Company Overview

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom's solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom's products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, SD-WAN (Software-Defined Wide Area Network), High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom's product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom's patented SETAC (Server to Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

Our products contain all 4 minerals which are defined by the Rule as Conflict Minerals.

Products

During this reporting period, we identified the products below that we manufactured or contracted to manufacture as containing necessary conflict minerals:

(i)	Server network interface cards with and without bypass (Server Adapters);
(ii)
Intelligent and programmable cards, with features such as encryption, acceleration, data compression, redirection, time stamping, network capture solutions, SD-WAN (Software-Defined Wide Area Network), FPGA based ultra-low latency solutions, other offload features and/or compute blades (Smart Cards); and

(iii)	Stand-alone Products (including Bypass Switches, Intelligent Bypass Switches, the patented SETAC (Server To Appliance Converter) product family and the CPE/Edge/Low End Appliance Units).

The products detailed above constitute all products and product lines that we manufactured or sub-contracted to manufacture in the 2016 calendar year. Accordingly, we determined that none of our products qualified as "DRC conflict free" in the 2016 calendar year.

Overview of Silicom's Conflict Minerals Program

As a product manufacturer, we are knowledgeable of the design of our products including the materials needed to construct them.  We design the manufacturing processes to build those products and in some cases, design the detailed materials to manufacture those products. As a result, we know that conflict minerals (gold, tantalum, tin, and tungsten) are necessary to the functionality or production of all of our products. Conflict minerals are obtained, via our direct suppliers, from sources worldwide, and our desire is not to eliminate those originating in the Covered Countries but rather to obtain conflict minerals from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries.

Conflict Minerals Sourcing Policy

Silicom's policy with respect to the sourcing of conflict minerals is as follows:

Silicom expects our suppliers to have in place policies and due diligence measures that will enable us to reasonably assure that products and components supplied to us containing conflict minerals are DRC conflict free. Silicom expects our suppliers to comply with the Electronic Industry Citizenship Coalition (EICC) Code of Conduct and conduct their business in alignment with Silicom supply chain responsibility expectations.

 In support of this policy, Silicom will:

•
Exercise due diligence with relevant suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and encourage our suppliers to do likewise with their suppliers.

•	Provide, and expect our suppliers to cooperate in providing, due diligence information to confirm the tantalum, tin, tungsten and gold in our supply-chain is DRC conflict free.
•	Collaborate with our suppliers and others on industry-wide solutions to enable products that are DRC conflict free.
•	Commit to transparency in the implementation of this policy by making available reports on our progress to relevant stakeholders and the public.

The full text of our Conflict Minerals Sourcing Policy is available at
http://www.silicom-usa.com/Article.aspx?Item=939&ln=en.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Supply Chain Description

Although our hardware products contain conflict minerals, Silicom does not purchase any conflict minerals directly from mines and is many steps removed in the supply chain from the mining of the conflict minerals. We purchase materials used in our products from our suppliers and some of those materials contribute necessary conflict minerals to our products and/or production process. The origin of conflict minerals cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullion or other conflict minerals containing derivatives. The smelters and refiners (sometimes referred to as "facilities") are consolidating points for ore and are in the best position in the total supply chain to know the origin of the ores.  We rely on our direct suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the conflict minerals contained in the materials which they supply to us.

During the last several years proofing of being conflict-free supplier has become major consideration in choosing new supplier.

Silicom has a well established and structurized process of new supplier approval, when information about conflict minerals is necessary for supplier approval.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01                      Conflict Minerals Disclosure and Report

Description of Reasonable Country of Origin Inquiry ("RCOI") Efforts

Below is a description of our efforts to determine whether any of the necessary conflict minerals in our products originated in the Covered Countries during 2016.

We conducted an analysis of our production process and end products and found that tantalum, tin, tungsten and gold are used in certain of our products.

For 2016, we have conducted a supply chain survey with all our direct suppliers  for our products to obtain country of origin information for the necessary conflict minerals in our products using the Conflict Minerals Reporting Template ("CMRT"), an industry standard template for conflict minerals reporting designed by the Conflict Free Sourcing Initiative (the "CFSI"). However, as a result of the complexity of our products and the constant evolution of our supply chain, it is difficult to identify sub-tier suppliers downstream from our direct suppliers.

Suppliers relevant for the survey have been thoroughly chosen using following process:

1.	A list of all Silicom's suppliers has been generated from our ERP system. Totally there are 622 suppliers.

2.
Not relevant suppliers have been eliminated. Not relevant suppliers are those who a) don't supply goods, but services, office supplies, infrastructure, etc.; b) don't provide goods that are part of our products (i.e. packaging); c) supply components or materials that obviously don't contain tin, tantalum, tungsten, and gold ("3TG") materials (i.e. paper labels, glue, etc.); d) inactive suppliers (i.e. those from whom Silicom purchased no supplies in 2016). After elimination we ended up with 253 suppliers.

3.	Silicom has sent requests to such 253 suppliers that were active suppliers during 2016.

Silicom requests its suppliers to complete a conflict minerals survey, based on the CMRT.

All received CMRTs are being checked and verified. In case of non-conformance – Silicom contacts manufacturer in order to receive action plan, defining the way to remove those non-compliant smelters from their supply chain.

That supply chain survey requests direct suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to Silicom. We received responses from our suppliers and manufacturers, representing over 99.9% of our total direct spend with our suppliers and manufacturers during 2016. We compared the smelters and refiners identified in the surveys against the lists of facilities which have received a "conflict free" designation by the Conflict Free Sourcing Program ("CFSP"). Those designations provide country of origin information on the conflict minerals sourced by such facilities (such as third party software provider's database).

Non-responsive suppliers were contacted a minimum of three times by Silicom and then were also managed by the Silicom Sustainability team in one-on-one communications. Additionally, suppliers were contacted via email and phone by Silicom procurement team members as an escalation to encourage their response via CMRTs to Silicom.

Supplier responses have been checked and quality and relevance of answers have been verified when required, including validation of all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRT.

As of May 25, 2017, there were 16 invalid supplier submissions, like incorrect smelter name or invalid CID identification number.

When a smelter or refiner in our supply chain was not listed as having received a "conflict free" designation, we have asked our suppliers to proactively contact such facility and requested country of origin information for the necessary conflict minerals that it processed.  In addition to this we are taking all possible measures to replace such suppliers by others – who are declared as conflict-free. We documented country of origin information for the smelters and refiners identified by the supply-chain survey.

There is significant overlap between our RCOI efforts and our due diligence measures performed. Our due diligence measures performed are based on findings of RCOI and are discussed further in the Conflict Minerals Report filed as Exhibit 1.02 hereto.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at http://www.silicom-usa.com/Article.aspx?Item=939&ln=en as well as the SEC's EDGAR database at www.sec.gov.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.02 is filed as Exhibit 1.01 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Silicom Ltd.
(Registrant)

/s/Daniel Cohen                                                                                                                                                                                          May 25, 2017
By: Daniel Cohen, VP Operations                                                                                                                                                            (Date)